Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ADDITIONAL MEASURES

TO MANAGE COVID-19 IMPACT

Valcourt, Quebec, April 15, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) has announced a series of additional measures in light of the COVID-19 pandemic. After slowing down and temporarily suspending manufacturing at all our powersports and marine operations sites around the world, we are taking additional actions, including cost-containment measures and changes in employee compensation to protect our financial flexibility and long-term growth.

“These are challenging and unpredictable times. We are taking all the necessary decisions to protect our employees, ensure BRP’s long-term growth and be ready to react quickly should the markets recover faster than expected,” commented José Boisjoli, President and CEO of BRP.

“We entered this crisis from a strong position, with significant market share and financially solid. And with key strengths to rely on: our product portfolio, geographic sales and manufacturing footprint. This, along with the talent and resilience of our people and our experienced management team, provides us with a solid base to navigate through this period of uncertainty,” concluded Boisjoli.

Changes in employee compensation

Following the slow down and temporary suspension of all our production lines worldwide and the temporary layoff of a majority of our hourly employees, certain measures have been put in place for office workers until further notice. Depending on the region and local regulations, they include:

•	A global hiring freeze;

•	Temporary layoffs and furlough for some employees;

•	Reduced work schedule in some countries;

•	Selected permanent layoffs.

In addition, until the end of the fiscal year:

•	Salary of all Directors and Vice Presidents is reduced by 15%;

•	Salary of most office employees is reduced by 10%;

•	President and CEO, José Boisjoli, has decided to forgo his salary;

•	All remunerated members of BRP’s Board of Directors have elected to forgo the cash portion of their compensation.

We will continue to work with local authorities to access government emergency relief measures and wage subsidy programs, where available, in order to mitigate the impact on our employees.

Other cost-containment measures

In addition to these efforts, we are taking further steps to maintain our financial flexibility, which includes the reduction of our operating expenses and the postponement of certain capital expenditures, investments and projects in order to protect our long-term growth plan.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 13,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements regarding the measures taken by the Company in the context of the COVID-19 pandemic, the Company’s projected reductions of its operating expenses and capital expenses, and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com